Exhibit 99.5

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BILIBILI INC. (Continued and to be signed on the reverse side) 1.1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

BILIBILI INC.

June 30, 2022

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on June 22, 2022.

↓ Please detach along perforated line and mail in the envelope provided. ↓

063022

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE "FOR" THE RESOLUTIONS RESOLUTIONS PRESENTED FOR CONSIDERATION BY THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 30, 2022
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. As an ordinary resolution: THAT the audited consolidated financial statements of the Company and the reports of the directors and auditor of the Company for the year ended December 31, 2021 be received.	☐	☐	☐
2. As an ordinary resolution: THAT JP Gan be re-elected to serve as an independent director until the 2025 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal.	☐	☐	☐
3. As an ordinary resolution: THAT Eric He be re-elected to serve as an independent director until the 2025 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal.	☐	☐	☐
4. As an ordinary resolution: THAT Feng Li be re-elected to serve as an independent director until the 2025 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal.	☐	☐	☐
5. As an ordinary resolution: THAT within the parameters of Rule 13.36 of the Hong Kong Listing Rules, the granting of a share issue mandate to the board of directors of the Company to issue, allot or deal with unissued Class Z ordinary shares and/or ADSs not exceeding 20% of the total number of issued ordinary shares of the Company as of the date of passing of such ordinary resolution, be approved.	☐	☐	☐
6. As an ordinary resolution: THAT within the parameters of the Hong Kong Listing Rules, the granting of a share repurchase mandate to the board of directors of the Company to repurchase Class Z Ordinary Shares and/or ADSs not exceeding 10% of the total number of issued Shares as of the date of passing of such ordinary resolution, be approved.	☐	☐	☐
7. As an ordinary resolution: THAT the Cloud Services Agreement, and the transactions contemplated thereunder and the proposed annual caps, details of which are set out in the circular of the Company dated June 6, 2022 (the "Circular"), be and is approved, ratified and confirmed, and any one Director be and is authorized, for and on behalf of the Company, to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the Cloud Services Agreement.	☐	☐	☐
8. As an ordinary resolution: THAT the Collaboration Agreements, and the transactions contemplated thereunder and the proposed annual caps, details of which are set out in the Circular, be and is approved, ratified and confirmed, and any one Director be and is authorized, for and on behalf of the Company, to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the Collaboration Agreements.	☐	☐	☐
9. As a special resolution: THAT the Adoption of a new set of Articles of Association in substation for and to the exclusion of the existing Articles of Association in the manner set out in Appendix IV of the Circular with effect from the Effective Date be approved.	☐	☐	☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.